06008415

SEC[...] [...]SION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AB 4/20 *

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SEC FILE NUMBER
8- 65582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GMCG, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 45th Floor
(No. and Street)

New York, (City) NY (State) 10174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark R. Saunders (212) 808-9700
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark R. Saunders swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMCG, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANTHONY CARDILLO
Notary Public, State of New York
No. 034860234
Qualified in Bronx County
Commission Expires May 27, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GMCG, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
GMCG, LLC

We have audited the accompanying statement of financial condition of GMCG, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GMCG, LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 8, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash	$ 309,478
Securities Owned, at market value	553,947
Other Assets	222,948
Total Assets	$1,086,373
LIABILITIES AND MEMBERS' EQUITY	
Liabilities - other accrued expenses	$ 41,054
Total liabilities	41,054
Members' Equity	1,045,319
Total Liabilities and Members' Equity	$1,086,373

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

GMCG, LLC (the "Company") is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities. The Company provides advisory services to businesses, with an emphasis on corporate finance and development consultation, merger and acquisition advice, public market assistance, strategic partnering and transaction execution capability assistance. The Company's clients are principally located in Australia.

The Company maintains cash in bank deposit accounts which exceed federally insured limits.

Securities owned that are traded on a national exchange are valued at quoted market values as of December 31, 2005.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

No provision for federal or state income taxes has been made since, as a limited liability company, the Company is not subject to these taxes. The Company's income or loss is reportable by its Members on their individual tax returns. A provision has been made for local income taxes.

2. CONTINGENCIES AND RISKS:

The clearing operations for the Company's security transactions are provided by foreign brokers located in Australia. At December 31, 2005, all of the Company's owned securities are security positions with the same clearing broker.

3. NET CAPITAL REQUIREMENT:

As a broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method, which requires it to maintain minimum net capital, as defined, of the greater of $100,000 or 6-2/3% of aggregate indebtedness. Net capital changes from day to day, but as of December 31, 2005, the Company had net capital of $268,424, which exceeded its requirement of $100,000 by $168,424.

4. RELATED PARTY TRANSACTIONS:

The Company paid to Hermes Global Management, as the Manager for administrative service during the year.

5. EXTRAORDINARY ITEM:

Settlements were reached with former Members in which the Company made payments to the two individuals in full redemption of their membership interests. One of the individuals is entitled to 10% of profits of certain future deals, the amount of which is expected to be de minimis.